On September 23, 2014, Cutrale-Safra first used the presentation that is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit 99.1

CUTRALE-SAFRA PROPOSAL TO ACQUIRE CHIQUITA BRANDS INTERNATIONAL: SHAREHOLDER PRESENTATION SEPTEMBER 2014

THE CUTRALE-SAFRA PROPOSAL IS SUPERIOR AND PRESERVES CHIQUITA SHAREHOLDERS’ OPTIONALITY  1 Cash certain, highly compelling premium and record high multiple: The Cutrale-Safra proposal is all cash and represents a 29% premium to CQB’s unaffected closing price(1). At 11.8x, the proposal offers Chiquita shareholders a record high multiple of LTM CQB EBITDA. We can close in a similar timeframe as the proposed Fyffes combination with more value certainty and less closing/regulatory risk  2 Risk free option to explore best offer: If the meeting is adjourned on October 3, Chiquita shareholders will gain valuable additional information (our revised Proposal, potential insight into Chiquita’s Q3 Earnings, Antitrust Outcome) for when they vote at the resumed special meeting. Chiquita shareholders do not risk the Fyffes deal so long as the Chiquita adjournment proposal is passed. The Fyffes Transaction Agreement is drafted to allow the Chiquita Board significant leeway to negotiate with another party that makes a Chiquita Alternate Proposal  3 Superior to the proposed Fyffes combination: Prior to announcing the Cutrale-Safra Proposal, sophisticated, institutional investors had five active trading months, volume of almost 50 million shares traded and 636 pages of company-provided combined results, combined projections and transaction details to arrive at a per-share value of $10.06 per share of ChiquitaFyffes, a 7% DISCOUNT to the price of a CQB share prior to announcement of the deal. This discount reflects investors’ view of the financial realities of this strategically misguided, highly risky combination and an exchange ratio which gave Fyffes shareholders a 45-67% premium(2) AND operating control  4 Proposed Fyffes combination dilutes Chiquita production capabilities and creates shareholder risk: Proposed Fyffes combination adds risk and significantly reduces Chiquita’s pricing power: Fyffes is an always-vulnerable middleman (that’s why it has always traded at a discount) run by a lawyer with no material merger/integration experience. The combination drastically dilutes each shareholder’s interest in Chiquita’s production which likely will result in significantly increased sourcing costs, reduced prices from retailers and continued stock price decline  (1) As of 8/8/14.  (2) Based on standalone Fyffes DCF value and allocated share of combined company DCF value (including synergies) as per Goldman, Sachs & Co. analysis presented in Chiquita definitive proxy dated 8/6/14 which reflects Chiquita’s management projections for Fyffes’ EBITDA. Analysis further also reflects Fyffes’ management projections for Fyffes’ EBITDA including the impact of USD/EUR at 8/22/14 spot rate of $1.32.

CHIQUITA SHAREHOLDERS SHOULD:  Vote the GOLD card to have the opportunity to realize superior value for your Chiquita shares  Vote AGAINST the Fyffes transaction proposal and the related Fyffes proposals  Vote FOR an adjournment proposal brought by Chiquita at the October 3 Special Meeting, which adjournment will be for 14 days or 21 days at Chiquita’s option, except that the adjournment will be for 21 days if Cutrale-Safra so requests  Cutrale-Safra is no longer soliciting proxies for the Cutrale-Safra negotiation proposal

1. Cash certain, highly compelling premium and record high multiple

CUTRALE AND SAFRA GROUP: NATURAL OWNERS OF CHIQUITA Cutrale Group Global leader in orange juice processing, accounting for over one-third of the $5 billion orange juice market Global business operations include oranges, apples, peaches, lemons and soybeans Expertise and experience across fruit and juice value chain: farming, processing, technology, sourcing, distribution, logistics, and marketing Owns and operates the majority of its production, enabling it to protect its margin from aggressive growers who could otherwise go direct to retailers or price too high A natural owner of Chiquita that was never contacted by the Chiquita Board during its failed attempt to sell the business Safra Group Significant financial resources to fully finance the proposal, with assets under management of over $200 billion and aggregate stockholder equity of approximately $15.3 billion Group of companies and investments across North and South America, Europe, the Middle East and Asia with proven global track record of extensive business success Deep, long-term relationships with major market participants

$13.00 PER SHARE REPRESENTS AN ATTRACTIVE PREMIUM COMPARED TO OTHER PUBLIC PRECEDENTS Parameters Time period: January 1, 1999 - August 26, 2014 Transaction enterprise value: $750 mm - $1.5 bn / all-cash Total transactions screened(1): 331 PREMIUM VS. UNAFFECTED PRICE Cutrale-Safra Proposal 29.2% 23.9% Median 14.0% 25th Percentile 37.9% 75th Percentile Source:Public filings; SDC; Bloomberg; Wall Street research; FactSet. (1) Excludes transactions announced at discount to 1 day prior to announcement date.

THE CUTRALE-SAFRA PROPOSAL PROVIDES A RECORD HIGH MULTIPLE The Cutrale-Safra proposal has the highest comparable transaction multiple for an acquisition of this scale in the fresh produce sector The Cutrale-Safra proposal provides an 11.8x multiple of Chiquita’s last twelve months reported Adjusted EBITDA, a far superior value compared to Chiquita’s historical trading multiples CUTRALE-SAFRA SUPERIOR PROPOSAL ENTERPRISE VALUE/LTM ADJUSTED EBITDA COMPARED TO IDENTIFIED COMPARABLE TRANSACTIONS USED IN CHIQUITA DEFINITIVE PROXY 11.8x 11.4x 10.9x 10.4x 10.4x 10.2x 9.8x 9.5x 9.4x 9.4x 9.0x 8.6x 8.2x 8.0x Average: 8.6x 7.3x 7.2x 6.7x 6.0x Cutrale-Safra Proposal LTM 9/30/14 (120 FY14 EBITDA) (1) LTM 9/30/14 (130 FY14 EBITDA)(1) LTM 9/30/14 (140 FY14 EBITDA)(1) Dole Food / David H.  Murdock Bolthouse Farms / Campbell’s Soup Bolthouse Farms / Madison Dearborn Partners Birds Eye Foods / Pinnacle Foods Del Monte - Consumer Products / Del Monte Pacific Fresh Express / Chiquita Dole - Asia Fresh / Itochu Del Monte Foods / KKR, Vestar, Centerview Vitacress Salads / RAR Group  Earthbound Farm / WhiteWave Foods J.R. Wood / Dole Food Turners & Growers / BayWa Clement Pappas / Lassonde Industries France Champignon / Bonduelle Source: Public comparable transactions per Chiquita definitive proxy dated 8/6/14. (1) 9/30/14 estimated EBITDA reflects, for each amount of full year EBITDA indicated, the sum of (i) EBITDA generated in the nine months ended June 30, 2014 and (ii) 50% of the difference between (A) the amount of full year EBITDA indicated and (B) EBITDA generated in the six months ended June 30, 2014. Net debt based on June 30, 2014 net debt, less cash generated by illustrative Q3 EBITDA less illustrative Q3 capital expenditures and cash interest (assumed equal to Q2).

$13.00 PER SHARE IS AN UNQUESTIONABLY SUPERIOR AND COMPELLING PRICE FOR CHIQUITA ON A STANDALONE BASIS 1 $10.84: Unaffected price prior to announcement of Fyffes combination (3/7/14) 2 $10.06: Unaffected price prior to announcement of Cutrale-Safra proposal (8/8/14) 1 2 $13.00 Offer Price per share $6.89 PV future stock price - low $10.51 PV future stock price - high $10.04 DCF analysis - low $13.35 DCF analysis - high $9.77 Volume weighted stock price - low 1 week $10.10 Volume weighted stock price - low 1 month $10.35 Volume weighted stock price - low 3 month 1 2 $13.00 $6.89 $10.51 $10.04 $13.35 $10.10 $9.77 $10.35 Present value of Chiquita future stock price analysis Chiquita discounted cash flow analysis Chiquita market valuations (stock prices) Opinion of Goldman, Sachs & Co. Financial Advisor to Chiquita(1) Source: FactSet as of 8/22/14; Management forecasts from the Chiquita definitive proxy dated 8/6/14. Note: Average prices reflect periods ended 8/8/14. (1) Consent to include this information was neither sought nor needed.

2. Risk free option to explore best offer

THE ADJOURNMENT PROPOSAL PRESERVES OPTIONALITY FOR CHIQUITA SHAREHOLDERS

- **Cutrale-Safra will support Chiquita's motion for adjournment at the October 3 Special Meeting so long as the adjournment will be for 14 days or 21 days, at Chiquita's option, except that the adjournment will be for 21 days if Cutrale-Safra so requests**

- **IT IS NOT ENOUGH FOR CHIQUITA SHAREHOLDERS TO VOTE "FOR" ADJOURNMENT IF THEY WANT TO PRESERVE OPTIONALITY. SHAREHOLDERS MUST ALSO VOTE "AGAINST" THE CHIQUITA-FYFFES TRANSACTION SO THE SPECIAL MEETING CAN BE ADJOURNED IN ACCORDANCE WITH THE CHIQUITA-FYFFES TRANSACTION AGREEMENT**
- **Adjournment is in the best interest of Chiquita shareholders:**
  - **<u>Opportunity to vote in a more informed manner</u>: If the meeting is adjourned on October 3, Chiquita shareholders will gain valuable additional information for when they vote at the resumed special meeting, including:**
    - **(i) a better understanding of a Cutrale-Safra bid made based on its due diligence findings on Chiquita;**
    - **(ii) the terms of a merger agreement between Cutrale-Safra and Chiquita, which Cutrale-Safra expects to be able to negotiate with Chiquita by October 3;**
    - **(iii) for the proposed Fyffes combination, the status and terms of regulatory clearance from the European Commission, if obtained (decision on whether to clear or go to Phase II currently expected October 3); and**
    - **(iv) potentially insight into whether Chiquita will be able to meet Q3 earnings estimates**

  - **<u>Risk-free optionality</u>: By voting as described above, Chiquita shareholders do not risk the Fyffes deal so long as the Chiquita adjournment proposal is passed. The Fyffes Transaction Agreement is drafted to allow the Chiquita Board significant leeway to negotiate with another party that makes a Chiquita Alternate Proposal**

- **Cutrale-Safra will NOT vote its proxies AGAINST the Chiquita-Fyffes transaction at the special meeting on October 3 IF the Chiquita adjournment proposal is passed**

9

3. Superior to the proposed Fyffes combination

CHIQUITA MANAGEMENT’S 2014E SALES ESTIMATES IMPLY HIGHLY OPTIMISTIC SECOND HALF RESULTS . . . CHIQUITA 2014E SALES BRIDGE ($ in millions) $762 $826 $1,588 $1,637 $3,225 Q1 Q2 H1 2014A Required H2 Performance  2014E sales forecast  HISTORICAL H2 SALES ($ in millions) $1,503 $1,444 $1,451 $1,473 11% $1,637 2H ‘10 2H ‘11 2H’ 12 2H ‘13 Mgmt. guidance 2H’14  HISTORICAL H2 SALES % OF FY SALES Average 47% 47% 46% 47% 48% ~260 bps 51% 2H ‘10 2H ‘11 2H’ 12 2H ‘13 Mgmt. guidance 2H’14  Source: Company filings, Fyffes investor presentation dated 9/17/14.

. . . AND SECOND HALF EBITDA ESTIMATES DEVIATE SHARPLY FROM HISTORICAL RESULTS AS WELL CHIQUITA 2014E EBITDA BRIDGE ($ in millions) $23 $62 $85 $55 $140 Q1 Q2 H1 2014A Required H2 Performance 2014E EBITDA forecast HISTORICAL H2 EBITDA AND MARGINS ($ in millions) $26 $19 $0 $22 $55 1.7% 1.3% 0.0% 1.5% 3.4% 2H ‘10 2H ‘11 2H ‘12 2H ‘13 Mgmt. guidance 2H’14 HISTORICAL H2 EBITDA % OF FY EBITDA Average 13% 19% 13% 1% 19% 39% 2H ‘10 2H ‘11 2H ‘12 2H ‘13 Mgmt. guidance 2H’14 Source: Company filings, Fyffes investor presentation dated 9/17/14.

GROUNDING FYFFES’ 2016E EBITDA ESTIMATES IN REALITY AS PRESENTED IN FYFFES INVESTOR PRESENTATION DATED 9/17/14 ($ in millions) $140 $15 $20 $62 $40 $20 $21 $318 Chiquita 2014E EBITDA Chiquita Gulf Shipping Savings Salad Business Improvement Fyffes 2014E EBITDA Synergies New Synergies Announced Organic Growth Illustrative 2016E EBITDA HISTORICALLY GROUNDED CASE ($ in millions) $130 $11 $0 $62 $40 $0 $14 $257 Chiquita 2014E EBITDA(1) Chiquita Gulf Shipping Savings(2) Salad Business Improvement(3) Fyffes 2014E EBITDA Synergies(4) New Synergies Announced(4) Organic Growth(5) Illustrative 2016E EBITDA Source: Company filings, Fyffes investor presentation dated 9/17/14. (1) Represents bottom end of range. (2) A portion of shipping savings is already incorporated in 2014E estimate. (3) Fyffes aspirational improvement of $20 million is not supported by information in Chiquita’s filings or the public domain. (4) Original estimate, unaffected by Cutrale-Safra proposal. (5) Assumes annual EBITDA growth of 0.3% and 10%, respectively, for Chiquita and Fyffes.

ILLUSTRATIVE PV FUTURE SHARE PRICE ANALYSIS – REALITY

- Analysis presented in Fyffes investor presentation dated 9/17/14 re-run with historically grounded Chiquita 2014E EBITDA of $130 million and reasonable EV/EBITDA multiples
- **$13.00 PV of share price requires a 8.6x blended LTM EBITDA multiple, ~27% greater than Goldman Sachs' own midpoint**

GOLDMAN SACHS EV/LTM EBITDA MULTIPLES (1)

	Low	-	Mid	-	High
Chiquita	6.5x	-	7.0x	-	7.5x
Fyffes	6.0x	-	6.5x	-	7.0x
Blended	**6.3x**	**-**	**6.8x**	**-**	**7.3x**



Cutrale-Safra Proposal (8/11/14)
Unaffected price (8/8/14)
6.3x
6.8x
7.3x
$13.00
$10.06
$10.33
$8.23
$11.62
$9.26
$12.91
$10.29
12/31/16
12/31/14
12/31/16
12/31/14
12/31/16
12/31/14

FYFFES MISLEADS SHAREHOLDERS BY QUOTING UNDISCOUNTED "ILLUSTRATIVE HYPOTHETICAL SHARE PRICES" BASED ON UNSUPPORTED ESTIMATES

Source: Company filings, Fyffes investor presentation dated 9/17/14.
Note: Based on 12% discount rate per Goldman Sachs analysis per definitive proxy dated 8/6/14 and illustrative 2016 net debt of $593 million. Net debt based on Fyffes 2016E net debt estimate adjusted for lower grounded case EBITDA.
Number of shares based on pro forma share count giving effect to proposed Fyffes transaction of 97 million growing at 1.1% per year as per Chiquita average from 2009 to 2013.
(1) EV / LTM EBITDA ranges per Goldman Sachs analysis per definitive proxy dated 8/6/14. Blended multiple based on relative EBITDA contribution.

14

CHIQUITA HAS FREQUENTLY MISSED WALL STREET EXPECTATIONS  WALL STREET EBITDA ESTIMATES VERSUS ACTUAL ($ in millions) Actual 31% below consensus $207 $195 $138 2011 Actual 54% below consensus $145 $156 $70 2012 Actual 27% below consensus $154 $171 $118 2013 Janney Montgomery Scott BB&T Capital Markets Actual Note: Estimates as of one year prior to annual earnings release. Source: Company filings; Bloomberg; Wall Street research.

CUTRALE-SAFRA PROPOSAL PROVIDES A SIGNIFICANT PREMIUM TO THE MARKET VALUE OF THE PROPOSED FYFFES COMBINATION $15.00 $14.00 $13.00 $12.00 $11.00 $10.00 $9.00 Mar-14  Apr-14  May-14  Jul-14  Aug-14  Sep-14 Trading price affected by Chiquita-Fyffes proposal 4/29/2014: Market reacts negatively to new disclosure in first proxy filing Cutrale-Safra proposal of $13.00 per share in cash Trading price affected by Cutrale-Safra proposal Cutrale-Safra launch all-cash offer with 29% premium 8/8/2014: Day prior to Cutrale-Safra proposal $10.06 Chiquita’s stock price has lagged peers and the market, in particular since the April 29th proxy filing 3/7/2014 - 8/8/2014 4/29/2014 - 8/8/2014 Chiquita (7.2%) (13.0%) Fresh Del Monte 13.5% 7.0% S&P 500 2.9% 2.8% Source: FactSet as of 9/21/14. Note: Reflects closing prices of CQB common stock.

A CLOSER LOOK AT THE PREMIUM PAID TO FYFFES

ILLUSTRATIVE ANALYSIS AS PER GOLDMAN SACHS FAIRNESS OPINION [(1)]

(US$ in millions)

	Low	High
Illustrative Chiquita DCF value indications	$491	$653
Illustrative Fyffes DCF value indications	367	424
Total synergies value indications	222	254
Total combined DCF indicated equity value	**$1,080**	**$1,331**
Chiquita ownership	50.7%	50.7%
Implied equity value to Chiquita	548	675
Premium to standalone DCF value	*12%*	*3%*
Fyffes ownership	49.3%	49.3%
Implied equity value to Fyffes	532	656
Premium to standalone DCF value	*45%*	*55%*

ILLUSTRATIVE ANALYSIS USING FYFFES PROJECTIONS FOR FYFFES[(2)]

(US$ in millions)

	Low	High
Illustrative Chiquita DCF value indications	$491	$653
Illustrative Fyffes DCF value indications	328	379
Total synergies value indications	222	254
Total combined DCF indicated equity value	**$1,041**	**$1,286**
Chiquita ownership	50.7%	50.7%
Implied equity value to Chiquita	528	652
Premium to standalone DCF value	*7%*	*(0%)*
Fyffes ownership	49.3%	49.3%
Implied equity value to Fyffes	513	634
Premium to standalone DCF value	*56%*	*67%*

Source: Chiquita definitive proxy dated 8/6/14, FactSet.
(1) Exchange rate of $1.39 as of 3/7/14.
(2) Exchange rate of $1.32 as of 8/22/14.

17

A FAULTY SALE PROCESS DESTRUCTIVE TO SHAREHOLDER VALUE

- Chiquita's Board proposes to pay Fyffes shareholders a significant premium to allow Fyffes management to manage the combined business
  - Market reaction demonstrates investors believe Fyffes received a bargain
- **Neither Cutrale nor Safra was ever contacted** by the Chiquita Board during its review of strategic alternatives for the business, despite being a natural owner of Chiquita
- Should the proposed Fyffes transaction proceed, **3 of 13 directors (23%) would be insiders**, as compared with an S&P 500 average of 15%
- As currently contemplated, David McCann could receive more compensation in his first year as ChiquitaFyffes CEO than in his last three years as Fyffes CEO and Chairman combined

SIGNIFICANT INSIDER REPRESENTATION ON BOARD

Exec. Mgmt.

Name	Position	Company
Edward F. Lonergan	Chairman	Chiquita
David McCann	CEO	Fyffes
Tom Murphy	CFO	Fyffes
Coen Bos	COO, Fresh Fruit	Fyffes
Brian Kocher	COO, Salads	Chiquita
Kevin Holland	CAO	Chiquita
James Thompson	CLO	Chiquita
Manuel Rodriguez	CRO	Chiquita

Board of Directors

Name	Position	Company
Ed Lonergan*	Chairman	Chiquita
Kerrii Anderson	Director	Chiquita
Howard Barker	Director	Chiquita
Jeffrey Simmons	Director	Chiquita
Steven Stanbrook	Director	Chiquita
Ronald Waters	Director	Chiquita
David McCann*	Director	Fyffes
Tom Murphy*	Director	Fyffes
Declan McCourt	Director	Fyffes
James O'Dwyer	Director	Fyffes
Jim O'Hara	Director	Fyffes
Robert Johnston	Director	Fyffes
TBD	Director	Independent

* signifies insider

MCCANN'S COMPENSATION IN 2016 COULD BE AS MUCH AS 5X HIS 2013 COMPENSATION

	Fyffes CEO and Chairman			Maximum Award as ChiquitaFyffes CEO	
($ in thousands)	2011	2012	2013	2015	2016
Salary or fees	$881	$898	$957	$1,000	$1,000
Performance bonus	291	448	478	2,250	2,250
Other benefits	27	28	29		
Short term incentive plan	220	153	323		
Long-term performance-based award				1,750	1,750
Performance-based transition equity award					3,500
Total compensation	**$1,419**	**$1,527**	**$1,787**	**$5,000**	**$8,500**

Source: Chiquita definitive proxy dated 8/6/14; Fyffes 2013 Annual Report.
Note: Euro-denominated awards converted to USD/EUR at spot rate corresponding to the end of the year in which awarded.

18

4. Proposed Fyffes combination dilutes Chiquita production capability, concentrates sales in harder markets and otherwise creates shareholder risk

PROPOSED FYFFES COMBINATION DILUTES CHIQUITA PRODUCTION CAPABILITY, CONCENTRATES SALES IN HARDER MARKETS AND OTHERWISE CREATES SHAREHOLDER RISK CHIQUITA HISTORICALLY HAS TRADED AT A PREMIUM MULTIPLE VS. FYFFES, BUT THEIR COMBINATION WOULD ERODE THIS ADVANTAGE QUICKLY 1 Dilution of Chiquita production capability Multinational players have lost market share over the last decades, corresponding to a loss of shareholder value Land ownership is critical, as it creates pricing power vis-à-vis both growers and retailers Fyffes is a middleman: its relative lack of land ownership is reflected in its lower multiple versus peers 2 By doubling up in Europe, a combination with Fyffes would expose Chiquita shareholders to a more volatile market 3 The proposed combination with Fyffes presents numerous other risks: integration, synergy realization and regulatory 4 ChiquitaFyffes is a far less attractive sale candidate than Chiquita standalone, and likely not saleable. Chiquita was shopped, Cutrale-Safra is the only bidder that has emerged, and we would have no interest in the Fyffes operations.

MARKET SHARE DRIVES SHAREHOLDER VALUE Multinational trading companies, and in particular the three largest banana traders (Chiquita, Dole and Fresh Del Monte), have historically played a major role in the international banana trade Their influence over the banana trade has diminished since they divested large parts of owned plantations from 1980s due to legal, political and economic issues Major supermarket chains have since taken market share by going directly to smaller wholesalers or growers further facilitated by commoditized logistics The top three companies controlled almost two thirds (65%) of global banana exports in the 1980s, in 2013 it was slightly over one third CHIQUITA AVERAGE SHARE PRICE VS. MARKET SHARE $20 $16 $12 $8 $4 $0 19.0% 18.0% 17.0% 16.0% 15.0% 14.0% 13.0% 12.0% 11.0% 10.0% 2006 2007 2008 2009 2010 2011 2012 2013 Average Share Price Chiquita Market Share  MARKET SHARE DEVELOPMENT IN BANANA EXPORTS 22% 20% 16% 4% 8% 30% 58% 2002 13% 12% 11% 6% 2% 56% 36% 2013 Others Noboa Fyffes Dole Fresh Del Monte Chiquita  Chiquita has lost significant value in tandem with market share, due to increased competition from new entrants. Chiquita itself has stated: “In addition to direct competition with other industry participants, Chiquita is facing new competition from a few major retailers that have begun to purchase a portion of their  fruit directly from independent growers, or to contract directly for transportation of tropical fruit products. An increased commitment by retailers to manage their own supply chain could change industry dynamics in ways that reduce Chiquita’s revenues and profitability.” 2013 Annual Report. Increasing direct land ownership mitigates the risk and protects long-term value Source: The Changing Role Of Multinational Companies In The Global Banana Trade, Food And Agriculture Organization Of The United Nations, 2014; Bloomberg; public filings.

LAND OWNERSHIP IS A KEY COMPONENT OF BANANA VALUATION EV/EBITDA(1): 5.8x Sourced 62% Owned Production 38% 4.5x Sourced 100% 6.4x Sourced 59% Owned Production 41% ChiquitaFyffes Owned Production 23% Sourced 77% 6.4x(1) Sourced 53% Owned Production 47% Chiquita’s major competitors have varying degree of land and sourcing ownership in the Banana business but, with the exception of Fyffes, all own a significant portion of their production On Chiquita’s Q4 2013 earnings conference call, its COO stated that: “I think we have been clear that over the course of the last 18 months that we would be willing to increase the percentage of our owned production.” Dole has stated as a key element of its strategy was “Increasing our percent of owned production, particularly in bananas, pineapples and selected berries” The fact that Fyffes gave away market share when it sold most of its land assets is one of the main reasons that Fyffes trades at a discount to peers on an unaffected basis CHIQUITA SHAREHOLDERS WOULD BE MAKING AN EXISTING PROBLEM WORSE BY SUPPORTING THE FYFFES COMBINATION Source: Cutrale-Safra estimates and Company Filings. Note: Production owned includes production on farms that are controlled by the company. (1) 5-year average Enterprise Value / NTM EBITDA per FactSet for the period ended 03/7/14, the trading day prior to the Fyffes combination announcement. For Dole, represents period from IPO (10/23/09) to the trading day prior to announcement of David Murdock’s offer (6/10/13).

1 FYFFES IS DISADVANTAGED AS A MIDDLEMAN, AS REFLECTED IN ITS TRADING MULTIPLE

- **Fyffes used to own plantations in Jamaica, Belize and the Windward Islands, but withdrew from most banana production and switched to purchasing its bananas through contracts with producers, becoming a middleman**

- **Since that time, Fyffes has been much more exposed to the whims of the market and the power of growers and supermarkets to dictate price or circumvent it completely**

- **The ability to resist the pricing power of large retailers is a major issue for Fyffes as stated in its annual report:**
  - "Key operational risks: The principal risks and uncertainties the Group faces . . . include, in particular, the challenge of passing on inflationary increases in supply chain costs to the Group's customers, particularly the retail sector."

FYFFES HISTORICALLY HAS TRADED AT A DISCOUNT TO FRESH PRODUCE PEERS

	Average EV / NTM EBITDA Multiple		
	5-year	**3-year**	**1-year**
Chiquita	**5.8x**	**6.1x**	**6.5x**
Fyffes	4.5x	4.6x	5.8x
Fresh Del Monte	6.4x	6.7x	7.4x
Dole[(1)]	6.4x	6.6x	7.1x

Source: FactSet; Fyffes Annual Report 2013.
(1) Represents period from IPO (10/23/09) to the trading day prior to announcement of David Murdock's offer to acquire Dole (6/10/13).

23

2 EXPOSURE TO EUROPEAN VOLATILITY The North American market provides more stable and predictable revenue compared to the European markets as Chiquita points out: “In North America, we most often sell bananas and related services under one-year contracts to national and regional grocery retailers. These contracts typically have fixed per-box base prices, and also include variable surcharges based on fuel indices that are intended to recover changes in transportation and other fuel-based costs.” “In Europe and the Mediterranean, our customers are also large grocery retailers, ripeners and wholesalers. These customers typically seek annual or multi-year arrangements with pricing that is flexible, depending on market conditions. Bananas and other produce are typically sold on the basis of weekly price quotes, which fluctuate significantly due to supply conditions, seasonal trends of consumer demand, transportation costs, currency exchange rates, competitive dynamics and other factors.” According to Dole, “over 90% of . . . total retail banana volume in North America is sold under contract. The contracts are typically one year in duration and help to insulate . . . from fluctuations in the banana spot market” With the Fyffes Combination, Chiquita shareholders will be further exposed to these more volatile markets Geography Chiquita Other International 11% Europe 29% US 61% + Fyffes(1) US 17% Europe 81% = Combined Other International 7% Europe 46% US 49% Source: Chiquita 2013 Annual Report; Dole 2012 Annual report; Company filings. (1) Includes share of revenue of Fyffes JV’s of $342 million.

Conclusion

THE CUTRALE-SAFRA PROPOSAL IS SUPERIOR AND PRESERVES CHIQUITA SHAREHOLDERS’ OPTIONALITY 1 Cash certain, highly compelling premium and record high multiple for the sector 2 Risk free option to explore best offer 3 Unquestionably superior to the proposed Fyffes combination 4 Proposed Fyffes combination dilutes Chiquita’s production capability and creates shareholder risk

IMPORTANT DISCLOSURE INFORMATION Cavendish Global Limited and Cavendish Acquisition Corporation, which are jointly owned by an affiliate of the Cutrale Group, Burlingtown UK LTD (“Burlingtown”), and an affiliate of the Safra Group, Erichton Investments Ltd. (“Erichton” and, together with Burlingtown and Cavendish, “Cutrale-Safra”), their respective directors, executive officers and certain employees, and Burlingtown and Erichton, may be deemed, under rules of the Securities and Exchange Commission (“SEC”), to be participants in the solicitation of proxies from Chiquita shareholders in connection with Chiquita’s Special Meeting of Shareholders. Information about the interests in Chiquita of Cutrale-Safra and their respective directors, executive officers and employees are set forth in a definitive proxy statement that was filed with the SEC on August 28, 2014, as it may be amended from time to time (the “Cutrale-Safra Proxy”). Investors are urged to read the Cutrale-Safra Proxy which is available now, and any other relevant documents filed with the SEC when they become available, because they contain (or will contain) important information. The Cutrale-Safra Proxy and any other documents filed by Cutrale-Safra with the SEC may be obtained free of charge at the SEC web site at www.sec.gov. The Cutrale-Safra Proxy and such other documents may also be obtained free of charge by contacting Innisfree at: (212) 750-5833 or 501 Madison Avenue, 20th Floor, New York, New York 10022.